[ Janus Henderson Investors US LLC Letterhead ]

March 1, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”), on behalf of Janus Henderson Overseas Fund

Delaying Amendment for the Registrant’s Registration Statement on Form N-14

(File No.: 333-269480)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganization of Janus Henderson International Opportunities Fund into Janus Henderson Overseas Fund. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2023, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on March 1, 2023.

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.
Assistant Secretary to the Registrant

cc:	Abigail Murray, Esq.

Thea Kelley